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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                              Form 20-F X    Form 40-F

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                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):
                                    Yes       No X

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                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(7):
                                    Yes       No X

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                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                    Yes       No X

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  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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       ENDESA and ASM Brescia Present in Italy the New Company Created to
                       Supply Electricity in This Country

    NEW YORK--(BUSINESS WIRE)--Nov. 4, 2003--ENDESA (NYSE: ELE)


    -- The company, denominated ERGON ENERGIA, is 50% owned by each group.

    -- The new company aims to reach a 10% market share of the electricity sales to final customers.

    ENDESA (NYSE: ELE) and the Italian group ASM Brescia have presented in Italy their jointly-owned company ERGON ENERGIA. This company will supply electricity, gas and power services to the liberalized Italian customers.
    The CEO of the new company, based in Brescia, is Fausto Cancelli, current manager of ASMEA, the supply company of ASM Brescia Group.
    ERGON ENERGIA will sell the electricity generated by Endesa Italia's plants. Endesa Italia has an installed capacity of 5,720 MW and its estimated generation for 2003 is around 18,000 GWh.
    The goal of this new company is to reach a 10% market share of the electricity sales to final customers.
    Endesa Italia contributes to ERGON ENERGIA with technological support for systems and products, whereas ASM Brescia provides its knowledge of the Italian market, elements that have allowed the new company to immediately begin its commercial activity.
    ENDESA counts in Europe with more than 650 supply points to liberalized customers in five European countries, an annual consumption over 11,500 GWh. This figure represents around a third of the energy that ENDESA sells to liberalized customers in Spain.
    In France, ENDESA is the second supplier after EDF; in Portugal it currently has a 30% market share of the liberalized market; in Andorra, it will supply 50% of the imports; and in Germany, it has contracts signed by a total of 400 GWh.


    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ENDESA, S.A.

Dated: November 4th, 2003                   By: /s/ David Raya
                                               ----------------------------
                                               Name: David Raya
                                               Title: Manager of North America
                                               Investor Relations